Exhibit 99.77(c)

Item 77C - Matters submitted to a vote of security holders

1.

An annual meeting of shareholders of the ING Asia Pacific High Dividend Equity Income Fund was held on May 6, 2013 to: 1) approve a new investment advisory agreement for the Fund with ING Investments, LLC prompted by the IPO, and to approve, under certain circumstances, any future advisory agreements prompted by Change of Control Events that occur as part of ING U.S.’s Separation Plan; 2) approve a new investment sub-advisory agreement between ING Investments, LLC and ING Investment Management Advisors, B.V. (“IIMA”) with respect to the Fund prompted by the IPO, and to approve, under certain circumstances, any future sub-advisory agreements prompted by Change of Control Events that occur as part of ING U.S.’s Separation Plan; 3)  to elect five nominees to the Board of Trustees; and 4) approve a new investment sub-advisory agreement between ING Investments, LLC and ING Investment Management Co. LLC with respect to the Fund.

	Proposal	Shares voted for	Total Shares Voted	Shares abstained	Broker non-vote	Total Shares Voted
	1	5,929,203.171	362,959.034	186,143.834	1,472,189.938	7,950,495.977
	2	5,907,334.338	377,058.940	193,912.761	1,472,189.938	7,950,495.977
	Proposal	For All	Withhold All	For all Except	Broker non-vote	Total Shares Voted
John V. Boyer	3	7,639,870.863	310,625.114	0.000	0.000	7,950,495.977
Patricia W. Chadwick	3	7,660,740.778	289,755.199	0.000	0.000	7,950,495.977
Albert E. DePrince, Jr.	3	7,640,852.206	309,643.771	0.000	0.000	7,950,495.977
Martin J. Gavin	3	7,637,593.017	312,902.960	0.000	0.000	7,950,495.977
Sheryl K. Pressler	3	7,643,619.438	306,876.539	0.000	0.000	7,950,495.977
	Proposal	Shares voted for	Total Shares Voted	Shares abstained	Broker non-vote	Total Shares Voted
	4	5,928,454.482	358,181.356	191,670.201	1,472,189.938	7,950,495.977

Proposals passed.